VIA EDGAR

August 22, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E. Washington, D.C. 20549

Attention:	Ameen Hamady Isaac Esquivel Ruairi Regan Jeffrey Gabor

Re:	OTG Acquisition Corp. I

Draft Registration Statement on Form S-1

Submitted July 14, 2025

CIK No. 0002077010

Ladies and Gentlemen:

On behalf of our client, OTG Acquisition Corp. I (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated August 8, 2025 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing the Registration Statement together with this response letter. The Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in bold prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Registration Statement.

Draft Registration Statement on Form S-1

Cover Page

1.	Please describe on the cover page the antidilution adjustments that may result in the issuance of additional securities to the sponsor in connection with any change in the size of the offering. In that regard, we note your disclosure on page 17 and elsewhere that if you increase or decrease the size of the offering you will effect a share capitalization or other mechanism with respect to your Class B ordinary shares so as to maintain the ownership of your sponsor, on an as-converted basis, at approximately 20% of your issued and outstanding ordinary shares upon consummation of the offering. Please refer to Item 1602(a)(3) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page of the Registration Statement to address the Staff’s comment.

Dilution, page 96

2.	Please expand your dilution disclosure to highlight that you may need to issue additional securities as you intend to seek an initial business combination with a target company with an enterprise value between $250 million and $1 billion, as stated on page 8 of your prospectus, which is greater than the net proceeds of the offering and the sale of private placement units.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 96 of the Registration Statement to address the Staff’s comment.

Underwriting, page 191

3.	Please revise the underwriter’s compensation table to include the private placement units. Please refer to Item 508(e) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 191 of the Registration Statement to address the Staff’s comment.

We hope that the responses above adequately addresses the Staff’s comments. If you have any questions or comments regarding this letter or the Registration Statement, please do not hesitate to contact me at (212) 419-5904.

Sincerely,

Daniel Forman, Esq.

Cc	Scott Troeller, Chief Executive Officer and President Daniel Nussen, White & Case LLP Joel Rubinstein, White & Case LLP